Investigational Epicutaneous immunotherapy in children with peanut allergy: the Peanut epit efficacy and safety (pepites) trial Presented by David Fleischer, MD and Hugh Sampson, MD Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Exhibit 99.2

Introduction and disclosures Hugh A. Sampson, MD Kurt Hirschhorn Professor of Pediatrics Icahn School of Medicine at Mount Sinai New York, New York Disclosures: Chief Scientific Officer and Chief Medical Officer at DBV Technologies Consultant/Advisory Boards: N-Fold, LLC Ownership Interest: N-Fold, LLC and Herbs Spring, LLC Grants: NIAID, NIH, and FARE Royalties: UpToDate, various textbooks

PEANUT ALLERGY IS A SUBSTANTIAL BURDEN THAT OFTEN LASTS A LIFETIME

Prevalence has continued to increase in recent years, with **~1.6 million children in the United States** currently **diagnosed with peanut allergy**[1]

23% of peanut allergy patients report experiencing ≥1 food allergy-related **emergency department visit** over the course of 1 year[1]

Many uncontrollable factors contribute to severity, **making reactions unpredictable**[2]

Peanut allergy is associated with **substantial anxiety** related to **constant fear of reactions** due to accidental exposure[3-5]

Many caregivers have expressed a **need for a treatment that provides protection from reactions due to unintentional peanut exposures** that may also improve their quality of life[3]

1. Gupta RS, et al. *Pediatrics*. 2018;142:e20181235. **2.** Turner PJ, et al. *Allergy*. 2016;71:1241-1255. **3.** Greenhawt M, et al. *Ann Allergy Asthma Immunol*. 2018;121:575-579. **4.** Stallings VA, Oria MP. *National Academies Press (US)*. 2017. **5.** Birdi G, et al. *J Allergy (Cairo)*. 2016;2016:1497375.

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INVESTIGATIONAL EPIT USING VIASKIN® PEANUT INDUCES DESENSITIZATION THROUGH THE SKIN

- EPIT activates the immune system following exposure to **250 µg of peanut protein to intact skin**[1]
  - Condensation chamber formed by Viaskin patch allows natural epidermal water loss to solubilize dry antigens
- **Based on animal model data of EPIT, it has been demonstrated that**[1,2]**:**
  - Langerhans cells capture antigen and migrate to lymph nodes
  - EPIT-induced Tregs are believed to mediate immune changes
  - Antigen has limited access to bloodstream



Condensation chamber
Water loss and solubilization
Solubilized antigen
Langerhans cell

Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

EPIT=epicutaneous immunotherapy.

1. Wang J and Sampson HA. *Pediatr Allergy Immunol.* 2018;29:341-349. **2.** Dioszeghy V, et al. *J Immunol.* 2011;186:5629-5637.

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Clinical Investigation of Viaskin® Peanut involves once-daily application Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. *Per the clinical trial protocol, the first patch is applied for 3 hours under medical supervision at the study site. The daily application duration time is then gradually increased at home. 1. Fleischer DM, et al. JAMA. 2019. doi:10.1001/jama.2019.1113. Single, daily dose, 250 µg peanut protein patch applied to the child’s back Day 1 Week 1 Week 3+ Week 2 First patch applied* 6 hours/ day 12 hours/ day 24 hours/ day No restrictions based on illness or daily activities required Study site Home

Introduction and disclosures David M. Fleischer, MD Associate Section Head Director, Allergy and Immunology Center Associate Professor of Pediatrics Children’s Hospital Colorado University of Colorado School of Medicine Aurora, Colorado Disclosures: Grant/research support: DBV Technologies, Aimmune Therapeutics Membership on an advisory panel, standing committee, or board of directors: Medical Advisory Board for the Food Allergy & Anaphylaxis Connection Team (FAACT); Clinical Advisory Board for Food Allergy Research & Education (FARE); Medical Advisory Council for the National Peanut Board Other financial or material interest: Royalties: UpToDate Speaker: Abbott, Nutricia Consultant: INSYS Therapeutics, DBV Technologies, Aquestive, DOTS Technology Corp

Pepites phase 3 trial Results published in jama 1. Fleischer DM, et al. JAMA. 2019. doi:10.1001/jama.2019.1113. Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

PEPITES ASSESSED EFFICACY AND SAFETY OF VIASKIN® PEANUT IN CHILDREN AFTER 12 MONTHS OF TREATMENT

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Pivotal Global Randomized DBPC Phase 3 Trial

- **356 children aged 4 to 11 years**
- **31 study locations** (United States, Canada, Australia, Germany, and Ireland)

NCT02636699



Screening
Placebo
250 µg
M0
M12
Randomization*
DBPCFC

Pepites

Primary Endpoint

Treatment responder definition (assessed using DBPCFC)

- For patients with a M0 ED ≤ 10 mg: responder if ED ≥300 mg at M12
- For patients with a M0 ED > 10 mg and ≤ 300 mg: responder if ED ≥1000 mg at M12

Food Challenge Symptom Scoring

- Food challenges were discontinued when objective signs/symptoms emerged meeting prespecified stopping criteria requiring treatment
- Subjective symptoms (eg, abdominal pain or oropharyngeal itching) were assessed and recorded, but alone were insufficient to stop the challenge

Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Subjects were randomized 2:1, stratified by ED, to receive either Viaskin Peanut 250 µg or placebo patch.

DBPC= double-blind, placebo-controlled; DBPCFC=DBPC food challenge; ED=eliciting dose; M=month.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113.

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STUDY PARTICIPANTS REPRESENTATIVE OF BROAD PEDIATRIC PEANUT ALLERGY PATIENT POPULATION

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Inclusion Criteria

- Age: 4 to 11 years
- Physician-diagnosed peanut allergy
- Strict peanut-free diet
- Eliciting dose* ≤300 mg peanut protein
- Peanut-specific IgE >0.7 kU_A/L
- Peanut SPT with largest wheal diameter:
  - ≥6 mm for 4 to 5 years of age
  - ≥8 mm for ≥6 years of age

Exclusion Criteria

- History of severe anaphylaxis to peanut defined as:
  - hypotension requiring vasopressor support
  - hypoxia requiring mechanical ventilation
  - neurological compromise
- Unstable chronic condition, including poorly controlled asthma

Exceptions:

- History of anaphylaxis was allowed as long as the anaphylaxis did not escalate to be severe
- Persistent asthma was allowed, if controlled
  - Conducting an OFC in someone with poorly controlled asthma is routinely contraindicated in both the clinical and research setting for safety reasons

Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Based on DBPCFC and defined as a single highest dose at which a patient exhibited objective signs/symptoms of an immediate hypersensitivity reaction.
DBPCFC= double-blind, placebo-controlled food challenge; SPT=skin-prick test; OFC=oral food challenge.

1. Fleischer DM, et al. *JAMA.* 2019. doi:10.1001/jama.2019.1113.

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TRIAL MEASURED A BROAD RANGE OF OUTCOMES

Secondary and Exploratory Measures*

- Responder rate by subgroup
- Cumulative reactive dose
- IgE, IgG4 measured at baseline, M3, M6, M12

Safety Outcomes

- TEAEs, serious TEAEs, TEAEs of special interest[†]
- Severe anaphylaxis: presence of cyanosis, hypoxia, hypotension, confusion, loss of consciousness, or incontinence

Statistical Analysis

- Trial outcomes were evaluated by a hierarchical statistical plan
- Treatment Evaluation: lower bound of the 95% CI of the difference between active and placebo response rates was required to exceed a value substantially greater than zero
- In the absence of any historical data to guide assessment of food allergy IT, following input from the FDA, a margin of 15% was selected to be the lower bound criterion for determining a positive trial result

Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Outcomes mentioned are not inclusive of all secondary and exploratory measures.

[†]Including Grade 4 local cutaneous reactions and systemic allergic TEAEs considered to be treatment-related.

AE=adverse event; CI=confidence interval; FDA=US Food and Drug Administration; IT=immunotherapy; M=month; TEAE=treatment-emergent AE.

1. Fleischer DM, et al. *JAMA.* 2019. doi:10.1001/jama.2019.1113.

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trial POPULATION included those with multiple allergic conditions 356 Patients Randomized, n (%) Active (VP250 μg): 238 (67%) Placebo: 118 (33%) Peanut Eliciting Dose (mg) Median: 100 Mean: 140 Age, years, median (Q1, Q3) Active: 7 (6,9) Placebo: 7 (5,9) Gender, n (%) Male: 218 (61.2%) Female: 138 (38.8%) Medical History of Patients* Percent of patients *Medical History displayed as summary of the trial population. VP250 μg patients: polyallergic n=205 (86.1%), eczema/atopic dermatitis n=139 (58.4%), allergic rhinitis n=132 (55.5%), asthma n=117 (49.2%); placebo patients: polyallergic n=100 (84.7%), eczema/atopic dermatitis n=79 (66.9%), allergic rhinitis n=67 (56.8%), asthma n=52 (44.1%). Q=quartile; VP250=Viaskin Peanut 250 μg. 1. Fleischer DM, et al. JAMA. 2019. doi:10.1001/jama.2019.1113. Allergic Rhinitis Patient population included a high percentage of subjects with additional allergic conditions Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

primary efficacy outcome showed statistically significant treatment benefit After 12 months, a significantly larger percentage of participants responded to Viaskin® Peanut treatment vs placebo patch 35.3% vs 13.6% (P<0.001) The prespecified 15% lower bound of the 95% CI of the difference between treatment groups was not met (95% CI: 12.4, 29.8) The clinical relevance of this is not known P<0.001 Placebo n=118 Viaskin Peanut 250 mg n=238 Response Rate (ITT) Percent of Responders (%) Δ= 21.7% (95% CI: 12.4, 29.8) 35.3% 13.6% CI=confidence interval; ITT=intention-to-treat. 1. Fleischer DM, et al. JAMA. 2019. doi:10.1001/jama.2019.1113. Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

cumulative reactive dose (crd) increased over 12 months of treatment1,2 A difference in CRD was observed between the active and placebo groups (P<0.001*) The median CRD in participants in the Viaskin® Peanut 250 µg group increased from 144 mg at baseline to 444 mg at Month 12 *Nominal P value. CI=confidence interval; VP=Viaskin Peanut. 1. Fleischer DM, et al. JAMA. 2019. doi:10.1001/jama.2019.1113. 2. DBV Technologies, Data on File. February 2019. CRD After 12 Months VP250µg n=238 VP250µg n=238 Placebo n=118 Placebo n=118 Baseline 12 Months 144 144 144 444 212.5 211.7 361 905.7 P<0.001* Median Mean (95% CI) (mg) Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

CHANGES IN BIOMARKERS SUPPORT IMMUNOMODULATORY EFFECT OF VIASKIN® PEANUT[1,2]

- Levels of IgE increased initially then returned to baseline
- Treatment groups were distinguishable based on levels of peanut-specific IgG4 as early as month 3
  - Levels of IgG4 steadily increased in Viaskin Peanut subjects and were greater than placebo at all time points

PS-IgE Changes Over Time



VP250 µg
N=224–238
Placebo
N=108–117
Median (IQR) Relative Change in IgE (%)
200
150
100
50
0
-50
0
3
6
12
Month

PS-IgG4 Changes Over Time



VP250 µg
N=224–238
Placebo
N=109–117
Median (IQR) Relative Change in IgG4 (%)
1200
1000
800
600
400
200
0
-200
0
3
6
12
Month

Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

IQR=interquartile range; PS=peanut-specific; VP=Viaskin Peanut.

1. Fleischer DM, et al. *JAMA.* 2019. doi:10.1001/jama.2019.1113. **2.** DBV Technologies, Data on File. February 2019.

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INCREASED ELICITING DOSE (ED) IN MAJORITY OF PARTICIPANTS TREATED WITH VIASKIN® PEANUT

- In a post-hoc analysis, 53.1% of subjects on Viaskin Peanut 250 µg increased their baseline ED from ≤100 mg to ≥300 mg, vs only 19% on placebo patch[1]
  - Based on risk assessment modeling, raising ED from ≤100 mg to ≥300 mg is predicted to reduce the risk of reactions due to accidental exposure by >95%[2*]
- An increase in ED was 4 times more likely to occur in the Viaskin Peanut group compared to placebo (OR=4.3)[3]

Change in ED in Children 4 to 11 years of age[1,3†]



100%
80%
60%
40%
20%
0%
Percent of Subjects
ED Increase
ED Stable
ED Decrease
28.0%
38.1%
33.9%
62.6%
30.7%
6.7%
>4x more likely in Viaskin Peanut 250 µg group (OR=4.3)
>7x more likely in placebo group (OR=7.1)
Placebo (n=118)
VP250 µg (n=238)

Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Based on quantitative risk assessment modeling using national database of consumption data and levels of peanut protein contamination for selected pre-packaged foods.[2]

†Based on ITT population; missing data calculated using mBOCF.[3]

ITT=intention-to-treat; mBOCF=modified baseline carried forward; OR=odds ratio; VP=Viaskin Peanut.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113. **2.** Baumert JL, et al. *J Allergy Clin Immunol Pract*. 2018;6:457-465. **3.** DBV Technologies, Data on File, February 2019.

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HIGH ADHERENCE AND LOW DISCONTINUATION DUE TO TEAEs[1,2]

- 89.9% of all subjects completed the study, with similar discontinuation rates observed between treatment groups (10.5% in Viaskin® Peanut group, 9.3% in placebo group)
- Treatment adherence* was high (98.5%) across the total population, and comparable between groups
- 4/238 (1.7%) subjects treated with Viaskin Peanut discontinued due to TEAEs
  – 2 due to moderate anaphylaxis; 2 due to skin reactions ≤ grade 3

	Viaskin Peanut n (%)	Placebo n (%)	Total n (%)
Enrolled	238	118	356
Completed	213 (89.5%)	107 (90.7%)	320 (89.9%)
Discontinued	25 (10.5%)†	11 (9.3%)	36 (10.1%)
Due to consent withdrawal	13 (5.5%)‡	6 (5.1%)	19 (5.3%)
Due to TEAE	4 (1.7%)	0 (0%)	4 (1.1%)

Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Defined as the total number of patches applied in the treatment period divided by the number of days in that period.[1]

†Additional reasons for discontinuation from the Viaskin Peanut group included lost to follow-up (n=3), noncompliance (n=2), and other (n=3).[1]

‡Includes one patient who experienced mild anaphylaxis but did not discontinue until 4 days after the event, due to parental consent withdrawal.[1]

TEAE=treatment-emergent adverse events.

1. Fleischer DM, et al. *JAMA.* 2019. doi:10.1001/jama.2019.1113. **2.** DBV Technologies. Data on file, 2019.

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Low rates of treatment-related serious Aes Viaskin® Peanut 250 µg: 12 SAEs* in 10 participants (4.2%); Placebo: 6 SAEs in 6 participants (5.1%) 4 SAEs in 3 Viaskin Peanut participants considered related to treatment (1 probably related, 3 possibly related) All were moderate anaphylaxis without evidence of cardiovascular, neurologic, or respiratory compromise All resolved with standard treatment, including 1 dose of epinephrine per participant *Serious AE defined according to the International Conference on Harmonization-Good Clinical Practice as any untoward medical occurrence that at any dose results in death; is life-threatening; requires hospitalization or prolongation of existing hospitalization; results in persistent or significant disability or incapacity; is a congenital anomaly or birth defect; is an important medical event that may not be immediately life-threatening or result in death or hospitalization but that may jeopardize the participant or require intervention to prevent one of the above outcomes. AE=adverse event; SAE=serious adverse event. 1. Fleischer DM, et al. JAMA. 2019. doi:10.1001/jama.2019.1113. 2. DBV Technologies. Data on file, 2019. Serious AEs* % Subjects n=0 n=3 n=6 n=10 Viaskin Peanut 250 µg, n=238 Placebo, n=118 Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

THE MOST COMMONLY REPORTED TREATMENT-RELATED TEAEs WERE LOCAL ADMINISTRATION-SITE REACTIONS

- 95.4% of Viaskin® Peanut and 89.0% of placebo participants experienced TEAEs, mostly mild* or moderate, regardless of treatment relatedness†
- The majority of local treatment-related TEAEs were mild or moderate
- No treatment-related gastrointestinal AEs observed



Treatment-related TEAEs
(occurring in ≥5% of subjects)
Placebo, n=118
Viaskin Peanut 250 µg, n=238
% Subjects
100%
80%
60%
40%
20%
0%
34.7%
59.7%
27.1%
57.6%
8.5%
5.5%
0.8%
5.0%
Any Treatment-related TEAE
Administration Site
Skin and Subcutaneous Tissue
Immune System

Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Symptoms were graded as follows: mild: transient and easily tolerated; moderate: caused discomfort and interference with the participant's general condition; severe: caused considerable interference with the participant's general condition and may have been incapacitating.

†Site investigators assessed the causality/relationship between the study drug and adverse event, including anaphylaxis, according to the causality criteria (related, probable, possible, unlikely, or not related). All individuals assessing adverse events were blinded to study drug assignment.

TEAE=treatment-emergent adverse event.

1. Fleischer DM, et al. *JAMA.* 2019. doi:10.1001/jama.2019.1113.

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LOCAL SKIN REACTIONS DECREASED IN FREQUENCY AND SEVERITY AFTER MONTH 1[1,2]

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- Skin reactions were more frequent through month 1 of patch application, and decreased through month 12 in both frequency and severity
- 2 participants treated with Viaskin Peanut 250 µg discontinued the study due to application site skin reactions ≤ grade 3
- 5/238 (2.1%) participants in the Viaskin® Peanut 250 µg group experienced grade 4 skin reactions; none led to study discontinuation



Local Administration-Site Reactions in the Viaskin Peanut 250 µg Group Over Time*
Grade 4
Grade 3
Grade 2
Grade 1
% Subjects
100%
80%
60%
40%
20%
0%
49.2%
72.6%
83.4%
82.3%
76.9%
68.2%
67.7%
59.2%
Pre-treatment
Day 1 (hour 3)
Day 8
Month 1
Month 3
Month 6
Month 9
Month 12
Month 12 + 1 week

Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Reaction definitions: Grade 0: negative; Grade 1: only erythema, or erythema + infiltration; Grade 2: erythema, few papules; Grade 3: erythema, many or spreading papules; Grade 4: erythema, vesicles.

1. Fleischer DM, et al. *JAMA.* 2019. doi:10.1001/jama.2019.1113. **2.** DBV Technologies. Data on file, February 2019.

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CASES OF ANAPHYLAXIS WERE MILD OR MODERATE AND LOW RATES OF TREATMENT-RELATED EPINEPHRINE USE

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Anaphylaxis

- Defined according to NIAID, which has been shown to be highly sensitive but moderately specific, in an attempt to capture as many reactions as possible
  - Severe anaphylaxis was defined by presence of cyanosis, hypoxia, hypotension, confusion, loss of consciousness, or incontinence
- 8 Viaskin® Peanut participants experienced 10 events of treatment-related anaphylaxis
  - All were graded as mild or moderate
  - 6 of 10 events were treated with epinephrine (one dose each)
  - None treated with supplemental oxygen
  - 5 of the 8 participants continued in the study*



Epinephrine Use
10%
8%
6%
4%
2%
0%
% Subjects
Placebo, n=118
Viaskin Peanut 250 µg, n=238
0.8%
2.9%
Δ= 2.1%
Treatment-related TEAEs Leading to Epinephrine Use

Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Two discontinuations were due to moderate anaphylaxis adverse events; the third participant had mild anaphylaxis, but did not discontinue until 4 days after the event with parental consent withdrawal.
NIAID=National Institute of Allergy and Infectious Diseases.

1. Fleischer DM, et al. *JAMA.* 2019. doi:10.1001/jama.2019.1113.

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summary In response to the need for improved treatment approaches in peanut allergy, epicutaneous immunotherapy (EPIT) is being investigated with the aim of inducing desensitization through intact skin Data from the pivotal Phase 3 study PEPITES, now published in JAMA, showed that patients treated with Viaskin® Peanut demonstrated treatment benefit versus placebo The difference in treatment response rate after 12 months of treatment with Viaskin Peanut 250 µg compared with placebo was statistically significant but did not meet a prespecified criterion for a positive trial result Viaskin Peanut demonstrated a favorable safety profile with high adherence and a low discontinuation rate due to adverse events in the PEPITES clinical trial Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. CI=confidence interval.

Thank you We would like to thank all the participants, caregivers, investigators, staff, and others who contributed to this important trial investigating the use of epicutaneous immunotherapy in children with peanut allergy

PHASE 3 PROGRAM TO ASSESS VIASKIN® PEANUT IN CHILDREN

- Participants in PEPITES were invited to enroll in the follow-up study (PEOPLE)
- 298 (92%) participants who completed PEPITES opted to enroll in PEOPLE and are being followed up for an additional 24 to 36 months
- In total, 775 patients have been treated with Viaskin Peanut 250 µg as part of a completed clinical trial*

Phase 3 Program[1-4]

4–11 years of age

Pepites
Pivotal Study
356 patients
Completed
12 months

People
Open-Label Follow-Up to PEPITES
298 patients
Ongoing
24–36 months

Realise
Real Life Use and Safety
393 patients
Completed (blinded study)
Open-label ongoing
6 months blinded
+ 30 months open label

1–3 years of age

EPITOPE
~400 patients
Enrolling
12 months

Epicutaneous immunotherapy and Viaskin Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*The 7 completed clinical trials are: VIPES, OLFUS-VIPES, PEPITES, PEOPLE, REALISE, EPITOPE, and CoFAR; of these 775 patients, 661 patients were ages 4-11

EPIT=epicutaneous immunotherapy; EPITOPE=EPIT in Toddlers with Peanut Allergy; PEOPLE=PEPITES Open Label Extension Study; PEPITES=Peanut EPIT Efficacy and Safety Study; REALISE=Real Life Use and Safety of EPIT.

1. Clinicaltrials.gov. Accessed February 13, 2019. **2.** DBV Technologies. [Press Release]. August 2017. https://www.dbv-technologies.com/wp-content/uploads/2017/09/4221-pr-people-eng-pdf-1.pdf. Accessed February 13, 2019. **3.** DBV Technologies. Data on File, February 2019. **4.** DBV Technologies [Press Release]. November 2017. https://www.dbv-technologies.com/wp-content/uploads/2018/03/pr-realise-11-19-2017-eng-pdf.pdf. Accessed February 13, 2019.

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